Tenaris S.A.
Société Anonyme Holding
46a, Avenue John F. Kennedy
L – 1855 LUXEMBOURG
R.C.S. Luxembourg B-85.203

August 19, 2009

Mr. Terence O’ Brien,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F. Street, N.E.,

Washington, D.C. 20549-4631.

Re:	Tenaris S.A.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed June 30, 2009

Dear Mr. O’ Brien:

Set out below are the responses of Tenaris S.A. (“Tenaris” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated July 29, 2009, to Mr. Ricardo Soler, the Company’s Chief Financial Officer (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F”).

Form 20-F for the year ended December 31, 2008.

Risks Relating to the Structure of the Company, page 13

1.	We note the risk factor on page 13 that the ability of the Company’s subsidiaries to pay dividends and make other payments to the parent will depend on their results of operations and financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing exchange controls or transfer restrictions, and other agreements and commitments of such subsidiaries. Please tell us how you considered the requirements under Rule 5-04 of Regulation S-X to provide condensed parent only financial statements of the registrant in Schedule I. Explain any restrictions of any applicable country’s government on distributions of dividends and assets and how you considered them in your analysis of your requirements under this rule. Your discussion in Item 5 should also include a discussion of these restrictions. Refer to Item 5.B of the General Instructions to Form 20-F.

R:

Rule 5-04 of Regulation S-X requires a financial statement schedule containing condensed parent company data to be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. Pursuant to Rule 4-08(e)(3) of Regulation

S-X, “restricted net assets” is defined as the “amount of the registrant’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).” Where restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive to the subsidiary shall be used.

The Company concluded that Schedule I under Rule 5-04 of Regulation S-X was not required to be included in the Form 20-F based on the following considerations:

•	The requirements of Rule 5-04 of Regulation S-X are triggered only if third-party consent is required for an upstream movement of assets from the relevant consolidated subsidiary to the parent.

•

As of the end of each of the periods covered in the Form 20-F, the Company’s consolidated subsidiaries were not subject to any restrictions that prevented them from transferring funds in the form of loans, advances or cash dividends to the Company without the consent of a foreign government, regulatory agency, lender or other third party. The Company notes that it received dividends from its subsidiaries and associated companies in the amount of $1,338.9 million in 2008, $1,371.6 million in 2007 and $566.8 million in 2006.

•

Accordingly, the Company confirms that as of the end of each of the periods covered in the Form 20-F, the restricted net assets of consolidated subsidiaries did not exceed 25% of consolidated total assets.

The Company further notes to the Staff that the risk factor on page 13 was intended to highlight the fact that, due to its status as a holding company, the Company conducts all of its operations through subsidiaries and that, accordingly, its ability to pay cash dividends to shareholders depends on the results of operations and financial condition of its subsidiaries and the ability of its subsidiaries to make dividend payments or other cash distributions; as the Company’s subsidiaries are located in a variety of jurisdictions, the Company can give no assurances that its subsidiaries will not face transfer restrictions in the future. For further information, we refer the Staff to the disclosure, starting on page 8, in “Item D. Risk Factors - Risks Relating to our Business - Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.”

Business Segments, page 18

2.	You report three operating segments: Tubes, Projects and Others. Given the fact that you have five area managers as disclosed on page 66, it appears there may be additional operating segments pursuant to paragraph 5 of IFRS 8. We note the disaggregated sales data for the Tubes segment by geographic location in MD&A on pages 49 and 52 does not appear to be entirely similar. Further, the discussion on pages 29-32 highlights the differences among the markets and regulatory environments in which you operate. Therefore, please explain to us how you have complied with the aggregation requirements of paragraph 12 of IFRS 8. You may wish to provide us with a copy of the CODM reports to assist us in our understanding of this matter.

R:	In response to the Staff’s comment, the Company advises the Staff that none of its five Area Managers identified on page 66 is responsible for an operating segment as defined by IFRS 8. Area Managers are responsible for the industrial operations and the local commercial activities in the jurisdictions where Tenaris’s main production facilities are located, but they are not responsible for selling their products to the export markets, nor are they responsible for allocating the orders to the mills (and therefore for their plant capacity utilization) or for the logistics and supply chain management (both of which are responsibility of the Supply Chain Director) or for allocating capital expenses (which is a responsibility of the Industrial Coordination Director).

The Company further advises the Staff that Tenaris has a geographically diversified customer base and, therefore, a significant portion of its sales is directed to regions in which it does not have production facilities (such as the Middle East, Africa, Far East and Oceania) and that do not fall within the responsibility of any Area Manager. Accordingly, the Company considers its current presentation of disaggregated sales data to be the most relevant to enable users of the financial statements to evaluate the economic environments in which the Company operates.

The Company further notes that the disaggregated sales data for the “Tubes” segment on pages 49 and 52 is intended to provide additional information, but is not provided as part of the reportable segment information required by IFRS 8. Accordingly, the identification and aggregation criteria in IFRS 8 do not apply to this information.

In response to the Staff’s comment regarding compliance with the aggregation requirements under paragraph 12 of IFRS 8, the Company respectfully informs the Staff that it has identified its segments by type of business rather than by geographical markets. For purposes of this determination, the Company considered the requirements of paragraph 12 of IFRS 8 for Tubes and Projects segments as follows:

•	Consistency with the core principle

The Company considers that the segment information provided enables users to evaluate the nature and financial effects of the business activities in which the entity engages and the economic environments in which it operates.

•	Similar economic characteristics

The “Tubes” segment includes business activities that are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly oil country tubular goods (OCTG) used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of the oil and gas companies depends primarily on current and expected future prices of oil and natural gas.

The “Projects” segment includes business activities mainly related to sales of large diameter pipes for major pipeline projects. Pipeline projects are typically spread along hundred of kilometers and are subject to specific government policies and other regulations. Accordingly, this business depends to a large extent on the number of active pipeline projects (and not on the level of drilling activity), particularly in the South American regional market, which is the region from which most revenues in this segment are derived.

•	Similarity in each of the following respects:

	Tubes	Projects

• the nature of products and services	Includes seamless and welded steel tubular products, mainly for the oil and gas industry, particularly OCTG used in drilling operations, and certain other industrial applications.	Includes large diameter welded steel pipes, mainly line pipe used in the construction of major pipeline projects for the transportation of gas and fluids.

• the nature of production processes	The production process consists on the transformation of steel, which in some cases comes from the Company’s own steel shops, into tubular products. Tubular products vary in diameter, length, thickness, finishing, steel grades, threading and coupling.	Transformation of steel into large diameter welded tubular products, including SAW process and specific coating for most of the products.

• the type or class of customer for the products and services	Mainly oil and gas companies, including major, national and independent oil companies, as well as engineering companies engaged in oil and gas activities and to a lesser extent certain other industries.	Mainly constructors and/or owners of South American gas and fluids transportation systems.

	Tubes	Projects

• the methods used to distribute the products or provide the services; and	Export sales are made mainly to end customers through a centrally-managed global distribution network, while local sales are made mainly to end customers through local subsidiaries.	To a significant extent, products are distributed directly to end customers through the local subsidiaries. Due to the use of this products (construction of pipelines), each order involves the delivery of significant volumes of products in stages through an extended period of time (i.e., the time necessary to construct the pipeline).

• where applicable, the nature of the regulatory environment, for example banking, insurance or public utilities.	Unregulated business environment.	Unregulated business environment.

The “Others” segment includes all other business activities and operating segments that are not required to be separately reported as per paragraph 16 of IFRS 8.

Item 5.	Operating and Financial Review and Prospects, page 40

Critical Accounting Estimates, page 42

3.	We note the discussion in page 43 of the $502.9 million fourth quarter impairment charge which had a 17% impact on 2008 pre-tax income. The disclosure attributes the impairment only to “changes in market conditions”. Given the materiality of the impairment charge, please expand the disclosure to fully explain the cause and implications of the impairment. In this regard, please: (i) fully address all material business, competitive and economic factors that caused the adverse operating results that precipitated the impairment; (ii) disclose the carrying value of the remaining assets of the impaired businesses so that investors can assess the remaining exposure to future impairment charges; and (iii) disclose the factors that could result in additional impairment charges. As part of this disclosure, please include a sensitivity analysis of the material assumptions and estimates used regarding the amount of impairment recognized. Further, please clearly distinguish the elements of the impairment charge that were calculated using “value in use” instead of using “fair value less cost to sell”. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

R:	In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

(i)	The fourth quarter impairment charges primarily arose in connection with the Company’s operations in the United States and Canada, mainly due to the recessionary environment, the abrupt decline in oil and gas prices, and its impact on drilling activity and therefore on demand for OCTG products.

In particular, the main factors that precipitated the impairment charges in the United States and Canada were the steep reduction in the average number of active oil and gas drilling rigs, or rig count, in these markets, which are sensitive to North American gas prices and the worldwide financial and economic crisis. In 2008, North American gas prices rose rapidly during the first half of the year, peaking in excess of $12 per million BTU, before falling even more steeply to their current levels below $4 per million BTU. This collapse in North American gas prices had an immediate effect on the U.S. and Canadian rig counts. The rig count in the United States, which is more sensitive to North American gas prices, increased 6% in 2008, compared to 2007, rising steadily in the first part of the year to peak at 2,031 during the month of September and falling in the fourth quarter to end the year at 1,623 (a 20% decrease over that period); by the end of March 2009, rig count in the United States had fallen to 1,039, an additional 36% decrease. This decrease in drilling activity and the high level of inventories put downward pressure on tubes prices.

Accordingly, in December 2008, the Company expected that the then current decrease in apparent demand of OCTG products in North America would continue, due to the decline in oil and gas drilling activity and its customers’ efforts to reduce inventories.

Tenaris’s Venezuelan operations, which are now in the process of being nationalized by the Venezuelan government, also contributed to the fourth quarter impairment charge. The main factors precipitating that impairment were the steep decline in the prices of raw materials, which occurred in the second half of last year and affected the operations of Matesi, a hot-briquette iron producer; a projected decline in Tavsa sales due to lower investments in drilling activity in Venezuela; and operating disruptions at the production facilities of each of Matesi and Tavsa. For further information on the Venezuelan nationalization process, please see the Company’s consolidated condensed interim financial statements for the six-month period ended June 30, 2009, issued on August 5, 2009, and submitted to the SEC on Form 6-K on August 7, 2009.

(ii)	At December 31, 2008, the carrying value of the total remaining assets (in thousand of U.S. dollars) of the impaired businesses was:

	Total Assets before impairment	Impairment	Total Assets after impairment (*)
• Oil Country Tubular Goods (“OCTG”)	2,506,332	(192,707)	2,313,625
• Prudential	736,772	(138,466)	598,306
• Coiled Tubing	259,722	(23,732)	235,990
• Electric Conduits	250,106	(39,347)	210,759

Total U.S. and Canadian Operations	3,752,932	(394,252)	3,358,680

Venezuelan Operations	266,758	(108,647)	158,111

Total	4,019,690	(502,899)	3,516,791

(*)	These amounts include total assets of the operation (e.g. short and long lived assets), including goodwill and other intangible assets at December 31, 2008.

(iii)	The main factors that could result in additional impairment charges in future periods in connection with the Company’s continuing operations would be an increase in the discount rate used in the Company’s cash flow projections and a further deterioration of the business, competitive and economic factors discussed above.

The Company supplementally advises the Staff that, had it used a discount rate 1% higher for its cash flow projections for its continuing operations, it would have suffered an additional impairment charge of approximately $291 million. The Company further points out to the Staff that there is a significant interaction of the main assumptions made in estimating its cash flow projections. Accordingly, the Company believes that it would not be possible to provide reliable estimates of additional impairment charges that would be triggered by a further deterioration of business, competitive and economic conditions, and that any sensitivity analysis in that respect, considering changes in one assumption at the time, could potentially be misleading to investors.

(iv)	The Company supplementally advises the Staff that, in accordance with the guidance in IAS 36, each impairment charge was calculated using “value in use” for all elements of the calculation.

The Company confirms to the Staff that in future filings it will expand the disclosure relating to material impairment charges, including a discussion of the factors that precipitated the impairment and, if appropriate, a sensitivity analysis of the material assumptions and estimates used regarding the amount of impairment recognized.

B. Liquidity and Capital Resources, page 54

4.	We note your discussion on page 58 that you are in compliance with all covenants on your loan agreement, including financial covenants relating to leverage, interest coverage and debt service coverage. If it is reasonably likely that you will not meet your financial covenants, please disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

R:	The Company acknowledges the Staff’s comment and advises that management believes it is not reasonably likely that the Company would fail to meet its financial covenants. If this determination were to change in the future and it would be reasonably likely that the Company will not meet its financial covenants, the Company will disclose in future filings the applicable ratios or amounts required and achieved.

F. Contractual Obligations, page 61

5.	We note your discussion of the use of interest rate swaps to partially hedge future interest payments related to long-term debt throughout your filing. To the extent that you are in a position of paying cash rather than receiving cash under your interest rate swaps, please disclose in future filings estimates of the amounts you will be obligated to pay within the table of contractual obligations. Refer to item 5.F of the General Instructions to Form 20-F.

R:	The Company acknowledges the Staff’s comment. In future filings, to the extent that the Company is in a position of paying cash rather than receiving cash under its interest rate swaps, it will disclose estimates of the amounts that it would be obligated to pay within the table of contractual obligations.

6. Financial results, page F-30

6.	In future filings, please disclose here or in Item 5 the amounts of derivative gains (losses) recognized in each period for each category of derivative instruments, i.e., interest rate; commodities; foreign exchange; etc. If none of these amounts were material to your operating results or liquidity then please disclose that fact. Further, please disclose whether a material change in any market index would reasonably be expected to cause material losses in your existing derivative positions. This information is needed for investors to better understand the materiality of this activity to your operating results and the materiality of your loss exposure regarding these financial instruments.

R:	The Company acknowledges the Staff’s comment. In future filings, the Company will disclose either in the notes to its financial statements or in Item 5 of the

Form 20-F the amounts of derivative gains (losses) recognized in each period for each category of derivative instruments (and, if none of these amounts were material to the Company’s operating results or liquidity, it will disclose such fact) and whether a material change in any market index would reasonably be expected to cause material losses in the Company’s existing derivative positions.

34.	Update as of June 30, 2009, page F-60

7.	In Note 34(c) on page F-61, you disclose that on May 22, 2009, Venezuela’s President announced the nationalization of, among other companies, your majority-owned subsidiaries Tavsa and Matesi, and Comsigua, in which you have a minority interest. Please tell us how such nationalization will impact your financial statements and the effect it will have on your revenues, costs assets, liabilities and operating cash flows.

R:	The Company advises the Staff that the results of its Venezuelan operations that are in the process of being nationalized were presented as discontinued operations in the consolidated condensed interim financial statements for the six-month period ended June 30, 2009, issued on August 5, 2009, and submitted to the SEC on Form 6-K on August 7, 2009. Notes 3 – “Segment Information,” 12 – “Discontinued Operations” and 14 – “Processes in Venezuela” to such financial statements provide information on the effect of such nationalization on the Company’s revenues, costs, net assets and operating cash flows.

The Company believes that the information set forth below, which is derived from the Company’s consolidated condensed interim financial statements for the six-month period ended June 30, 2009, will allow the Staff to assess the estimated impact of the nationalization process on the Company’s financial statements:

Six-month period ended June 30, 2009	Total Discontinued Operations (Thousands of U.S. dollars)	% of Consolidated Amounts
Net sales	18,558	0.4%
Cost of sales	(31,866)	1.2%
Gross profit (loss)	(13,308)	(0.7%)
Selling, general and administrative expenses	(9,540)	1.2%
Other operating income (expenses), net	(179)	(6.3%)
Operating income (loss)	(23,027)	(2.1%)
Depreciation and amortization	27	0.0%

At June 30, 2009, in accordance with IAS 32, the Company classified its investments in the Venezuelan companies as available for sale financial assets, amounting to $21.6 million. In the six-month period ended June 30, cash flow provided by operating activities amounted to $1.8 million.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com. In his absence, please call Christina L. Padden at (212) 558-7930. She may also be reached by facsimile at (212) 291-9433 and by e-mail at paddenc@sullcrom.com.

Very truly yours,

/s/ Ricardo Soler
Ricardo Soler
Chief Financial Officer

cc:	Jenn Do
Al Pavot
(Securities and Exchange Commission)

Diego Niebuhr
Marco Carducci
(PricewaterhouseCoopers)

Cristian J. P. Mitrani
Diego E. Parise
(Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno Abogados)

Robert S. Risoleo
Christina L. Padden
(Sullivan & Cromwell LLP)